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                                                                  Exhibit (a)(3)

                          [SYBRON CHEMICALS INC. LOGO]

                                                               September 8, 2000

Dear Stockholder:

     On behalf of the Board of Directors of Sybron Chemicals Inc., I am writing to inform you that, on August 30, 2000, Sybron Chemicals Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bayer Corporation and its subsidiary Project Toledo Acquisition Corp. Pursuant to the Merger Agreement, Project Toledo Acquisition Corp. has today commenced a cash tender offer for all of the outstanding shares of Sybron Chemicals Inc. common stock, including the associated preferred share purchase rights, at a price of $35.00 per share, net to the seller in cash, subject to the terms and conditions of the Offer to Purchase accompanying this letter. The Merger Agreement provides that, following the tender offer, Project Toledo Acquisition Corp. will merge with Sybron Chemicals Inc. and any remaining shares of Sybron Chemicals Inc. common stock (other than those owned by Sybron Chemicals Inc., Bayer Corporation and its subsidiaries and stockholders of Sybron Chemicals Inc. who exercise appraisal rights under Delaware law) will be converted into the right to receive the same price paid in the tender offer.

     At a meeting on August 30, 2000, the Sybron Chemicals Inc. Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, are fair to, and in the best interests of, the Sybron Chemicals Inc. stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and (iii) resolved to recommend that Sybron Chemicals Inc. stockholders accept the tender offer and tender their shares of Sybron Chemicals Inc. common stock pursuant to the tender offer and, if applicable, approve and adopt the Merger Agreement and the transactions contemplated thereby.

     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Sybron Chemicals Inc.'s Solicitation/Recommendation Statement on Schedule 14D-9. Among the factors considered by the Board in evaluating the tender offer and the merger was the opinion dated August 30, 2000 of J.P. Morgan Securities Inc., Sybron Chemicals Inc.'s financial advisor, to the effect that as of such date and based upon, and subject to certain matters stated in such opinion, the consideration to be paid to the Sybron Chemicals Inc. stockholders pursuant to the tender offer and the merger was fair to such stockholders (other than Bayer Corporation and its affiliates) from a financial point of view. The opinion contains a description of the procedures followed, matters considered and limitation on the review undertaken by J.P. Morgan in rendering its opinion. The written opinion of J.P. Morgan is attached as Annex I to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and Sybron Chemicals Inc.'s
Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                                       Sincerely,

                                       /s/ Richard M. Klein
                                       Richard M. Klein
                                       President and Chief Executive Officer